October 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	MacroGenics, Inc.

Registration Statement on Form S-1 (File No. 333-190994)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of MacroGenics, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 3:00 p.m. Eastern Time, on October 9, 2013, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between October 1, 2013 and the date hereof 1,043 copies of the Preliminary Prospectus dated October 1, 2013 were distributed as follows: 125 to prospective underwriters; 918 to institutional investors; 0 to prospective dealers; 0 to individuals; 0 to rating agencies and 0 to others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Leerink Swann LLC

As representatives of the

Prospective Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

By:	Leerink Swann LLC

By:	/s/ Anthony Gibney
Name: Anthony Gibney
Title: Managing Director